                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of: JUNE 28, 2002
                  -------------

                                  TRICOM, S.A.
                 (Translation of registrant's name into English)


         AVENIDA LOPE DE VEGA NO. 95, SANTO DOMINGO, DOMINICAN REPUBLIC
                    (Address of principal executives offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F      X      Form 40-F
                                -----------          -----------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes            No      X
                             -----------    -----------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                                  TRICOM, S.A.

                                QUARTERLY REPORT

                                     FOR THE

                                  FIRST QUARTER

                                      ENDED

                                 MARCH 31, 2002

                                TABLE OF CONTENTS


                                                                            PAGE

                              GENERAL INTRODUCTION

                                     PART I

                             FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS.................................................3
ITEM 2.  INFORMATION ON THE COMPANY...........................................7
ITEM 3.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.........................9
ITEM 4.  QUANTITATIVE AND QUALITATIVE DISCLOSURES............................18


                                     PART II

                               OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS...................................................19
ITEM 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS...........................19
ITEM 3.  DEFAULTS UPON SENIOR SECURITIES.....................................19
ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.................19
ITEM 5.  OTHER INFORMATION...................................................19
ITEM 6.  EXHIBITS AND REPORTS ON FORM 6-K....................................19

                              GENERAL INTRODUCTION

         UNLESS THE CONTEXT INDICATES OTHERWISE, ALL REFERENCES TO THE "COMPANY" OR "TRICOM" REFER TO TRICOM, S.A. AND ITS CONSOLIDATED SUBSIDIARIES AND THEIR RESPECTIVE OPERATIONS, AND INCLUDE TRICOM'S PREDECESSORS.



PRESENTATION OF CERTAIN FINANCIAL INFORMATION

         The Company prepares its consolidated financial statements in conformity with generally accepted accounting principles in the United States. The Company adopted the United States dollar as its functional currency effective January 1, 1997.

         In this Quarterly Report references to "$," "US$" or "U.S. dollars" are to United States dollars, and references to "Dominican pesos" or "RD$" are to Dominican pesos. This Annual Report contains translations of certain Dominican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Dominican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. The average of prices of one U.S. dollar quoted by certain private commercial banks (the "Private Market Rate") as reported by Banco Central de la Republica Dominicana (the "Central Bank") on March 31, 2002 was RD$17.62 = US$1.00, the date of the most recent financial information included in this Quarterly Report. The Federal Reserve Bank of New York does not report a noon buying rate for Dominican pesos. On June 14, 2002, the Private Market Rate was RD$17.88 = US$1.00.

FORWARD-LOOKING STATEMENTS

         The statements contained in this Quarterly Report, which are not historical facts, are forward-looking statements that involve risks and uncertainties. Management cautions the reader that these forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company. Such risks include, but are not limited to, the following factors:

         - the effect of our substantial indebtedness on our ability to fund expansion and out competitive position;

         - our ability to generate cash flow from operations to meet our debt service requirements;

         - our dependence on high interest short-term borrowings in the Dominican financial markets;

         - competition in Dominican markets for local, long distance and wireless services with multinational telecommunications providers;

         - litigation in the United States, the Dominican Republic and Panama initiated by competitors;

         -        declining rates for international long distance traffic;

         - our reliance in the U.S. long distance markets on resellers, many of which have been adversely affected by intensified competition;

         -        our inability to minimize credit risks;

         -        customer churn;

         -        rapid technological change;

         -        rejection of our concession agreement in the Dominican
                  Republic;

         - fraudulent or pirated use of our wireless and cable television services;

         -        our dependence on third parties for television programming;

         -        our vulnerability to viruses, hackers and other disruptions;

         -        the possible effect of interruptions in cable service;

         - our significant capital expenditure and working capital requirements and our need to finance such expenditures;

         -        our experience in operating a cable television business;

         - the effect of objections filed with Dominican regulatory authorities to our purchase of the cable television operations;

         - concerns about health risks associated with wireless equipment;

         -        our inability to manage effectively our rapid expansion;

         - our inability to obtain licenses or concessions in markets outside the Dominican Republic;

         - the continued growth of the Dominican and Central American economies, demand for telecommunication services in the Dominican Republic and Central America and moderation of inflation; and

         - the continuation of a favorable political, economic and regulatory environment in each of the Dominican Republic and Central America.

                                     PART I
                              FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS



TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN US$)


                                                                          DECEMBER 31,          MARCH 31,
                                                                       -----------------   -----------------
                                                                             2001                2002
                               ASSETS                                      (AUDITED)          (UNAUDITED)
                               ------

Current assets:
   Cash on hand and in banks                                           $     12,576,050    $     13,839,225

   Accounts receivable:
     Customers                                                               27,537,952          29,870,865
     Carriers                                                                 4,168,187           3,376,643
     Related parties                                                          5,191,359           3,697,160
     Officers and employees                                                     687,355           1,487,587
     Other                                                                    1,010,801           3,161,100
                                                                       -----------------   -----------------
                                                                             38,595,654          41,593,355
     Allowance for doubtful accounts                                        (4,097,001)         (4,971,300)
                                                                       -----------------   -----------------
       Accounts receivable, net                                              34,498,653          36,622,055


   Inventories, net                                                           7,054,100           7,677,314

   Investments                                                               15,200,000          15,200,000


   Prepaid expenses                                                           5,850,267           5,230,663


   Deferred income taxes                                                      1,624,637           1,624,637
                                                                       -----------------   -----------------
       Total current assets                                                  76,803,707          80,193,894
                                                                       -----------------   -----------------


Investments                                                                   3,968,711           3,915,914

Property and equipment, net                                                 685,916,632         686,236,632

Other assets at cost, net of amortization                                    26,214,053          27,679,171

Goodwill, net of amortization                                                36,511,523          36,511,523
                                                                       -----------------   -----------------

                                                                       $    829,414,626    $    834,537,134
                                                                       =================   =================


TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONT.)
(IN US$)


                                                                          DECEMBER 31,          MARCH 31,
                                                                       -----------------   -----------------
                                                                             2001                2002
                                                                           (AUDITED)          (UNAUDITED)

                LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Notes payable:
     Borrowed funds - banks                                            $     86,872,001    $     89,069,435
     Borrowed funds - related parties                                        27,076,366          36,916,140
     Commercial paper                                                        29,242,556           4,665,784
     Current portion of long-term debt                                       30,493,532          14,709,970
                                                                       -----------------   -----------------
                                                                            173,684,455         145,361,329
                                                                       -----------------   -----------------


   Current portion of capital leases - related party                          6,643,766           1,838,827

   Accounts payable:

     Carriers                                                                 8,831,981          10,151,548
     Related parties                                                          6,868,834             309,420
     Suppliers                                                               17,543,401          17,408,355
     Other                                                                    3,881,848             689,644
                                                                       -----------------   -----------------
                                                                             37,126,064          28,558,967

   Other liabilities                                                         14,644,012          15,938,922
   Accrued expenses                                                          20,272,800          14,436,715
                                                                       -----------------   -----------------
     Total current liabilities                                              252,371,097         206,134,760
                                                                       -----------------   -----------------


Reserve for severance indemnities                                             1,639,718           1,423,982


Deferred income tax                                                           2,172,814           2,172,814


Commercial paper                                                              1,153,759          42,367,148

Capital leases, excluding current portion - related party                    11,213,000          14,968,252

Long-term debt, excluding current portion                                   305,459,748         323,328,581
                                                                       -----------------   -----------------
     Total liabilities                                                      574,010,136         590,395,537
                                                                       -----------------   -----------------


Minority interest                                                             1,870,833           1,158,183

Shareholders' equity:
Class A Common Stock at par value RD$10: Authorized 55,000,000 shares; 24,245,920 shares issued at December 31, 2001 and
March 31, 2002                                                               14,753,134          14,753,134
Class B Stock at par value RD$10: Authorized 25,000,000 shares at December 31, 2001 and March 31, 2002; 19,144,544 issued at
December 31, 2001 and March 31, 2002                                         12,595,095          12,595,095
   Additional paid-in-capital                                               217,290,020         217,290,020
   Retained earnings                                                         10,919,165             368,922
   Other comprehensive income-foreign currency translation                  (2,023,757)         (2,023,757)
                                                                       -----------------   -----------------
     Shareholders equity, net                                               253,533,657         242,983,414
                                                                       -----------------   -----------------

                                                                       $    829,414,626    $    834,537,134
                                                                       =================   =================


TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(IN US$)


                                                                                   THREE MONTH PERIOD ENDED
                                                                                           MARCH 31,
                                                                           -------------------------------------------
                                                                                  2001                   2002
                                                                           --------------------   --------------------
                                                                               (UNAUDITED)            (UNAUDITED)
OPERATING REVENUES:
   Toll revenues                                                           $         7,466,507    $         6,337,969
   International revenues                                                           19,660,445             21,279,705
   Local service                                                                    14,817,795             16,763,768
   Data and Internet                                                                 1,852,257              2,400,089
   Cellular & PCS                                                                    8,853,455              9,462,085
   Paging                                                                              309,774                186,734
   Sale of equipment                                                                 1,442,216                926,034
   Installation and activation fees                                                  2,998,051              1,417,116
   Cable revenues                                                                            -              5,255,039
   Other                                                                                48,878                 22,095
                                                                           --------------------   --------------------
     TOTAL OPERATING REVENUES                                                       57,449,378             64,050,634

OPERATING COSTS:
   Transport and access charges                                                     15,992,002             18,180,013
   Programming costs                                                                         -              1,187,410
   Network depreciation                                                              9,968,894             12,939,329
   Expense in lieu of income taxes                                                   3,318,981              2,054,103
   Selling, general and administrative expenses                                     16,855,933             23,247,873
   Non-network depreciation expense                                                  2,101,978              3,134,842
   Amortization expenses                                                               156,583                499,897
   Cost of equipment sold                                                            1,657,571              1,090,669
   Other                                                                                12,833                240,469
                                                                           --------------------   --------------------
     TOTAL OPERATING COSTS                                                          50,064,775             62,574,605

     OPERATING INCOME                                                                7,384,603              1,476,029

OTHER INCOME (EXPENSES):
   Interest expense                                                                (9,712,593)           (13,631,613)
   Interest income                                                                     287,522                479,665
   Foreign currency exchange gain (loss)                                             (247,815)                176,503
   Other, net                                                                          283,648                373,517
                                                                           --------------------   --------------------
     OTHER EXPENSES, NET                                                           (9,389,238)           (12,601,928)
                                                                           --------------------   --------------------

     EARNINGS (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST                     (2,004,635)           (11,125,899)

   Income taxes, net                                                                    16,139              (136,994)

     EARNINGS (LOSS) BEFORE MINORITY INTEREST                                      (1,988,496)           (11,262,893)


   Minority interest                                                                         -                712,650

                                                                           --------------------   --------------------
     NET EARNINGS (LOSS)                                                   $       (1,988,496)    $      (10,550,243)
                                                                           ====================   ====================


     Earnings (loss) per common share:
     Earnings (loss) before minority interest                                           (0.07)                 (0.26)
     Minority interest                                                                      -                   0.02
                                                                           --------------------   --------------------
     Earning (loss) per common share                                       $            (0.07)    $            (0.24)
                                                                           ====================   ====================

     NUMBER OF COMMON SHARES USED IN CALCULATION                                   28,844,544             43,390,464
                                                                           ====================   ====================


TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(IN US$)


                                                                    THREE MONTH PERIOD ENDED
                                                                           MARCH 31,
                                                             ---------------------------------------
                                                                   2001                 2002
                                                             -----------------    ------------------
                                                                (UNAUDITED)          (UNAUDITED)

Cash flows from operating activities:
   Net earnings (loss)                                       $     (1,988,496)    $     (10,550,243)
   Adjustments to reconcile net earnings (loss) to net
cash provided by operating activities:

     Allowance for doubtful accounts                                  518,737             1,661,968
     Deferred income tax, net                                         (16,139)                    -
     Depreciation                                                  12,227,455            16,074,171
     Expense for severance indemnities                                280,435                     -
     Minority interest                                                      -              (712,650)
     Value of consulting services received in exchange
for stock warrants                                                    272,739                     -
     Net changes in assets and liabilities:

       Accounts payable                                             1,894,025           (8,567,097)
       Accounts receivable                                          4,400,498           (3,785,370)
       Accrued expenses                                            (3,212,292)           7,732,881
       Inventories                                                   (499,835)            (623,214)
       Other assets                                                (2,395,189)          (1,465,118)

       Other liabilities                                             (772,421)         (12,274,056)

       Prepaid expenses                                             2,929,562              619,604

       Reserve for severance indemnities                            (279,578)             (215,736)
                                                             -----------------    ------------------

         Total adjustments                                         15,347,997           (1,554,617)
                                                             -----------------    ------------------
Net cash provided by (used in) operating activities          $     13,359,501     $     (12,104,860)
                                                             =================    ==================
Cash flows from investing activities:
   Acquisition of property and equipment                     $   (33,662,051)    $     (16,394,171)
   Cancellation (acquisition) of investments                        (316,719)                52,797
     Net cash used in investing activities                       (33,978,770)          (16,341,374)

Cash flows from financing activities:
   Borrowed funds (paid to) from related parties                  (3,143,489)             9,839,774
   Borrowed funds from banks                                       18,263,877             2,197,434
   Commercial paper                                                                      16,636,617
   Capital lease payments                                         (1,183,222)           (1,049,687)
   Issuance of common stock                                                 -                     -
   Payments of long-term debt                                       (574,302)          (18,672,446)
   Proceeds from issuance of long term debt                         2,714,775            20,757,717
                                                             -----------------    ------------------
     Net cash provided by financing activities                     16,077,639            29,709,409



Net increase in cash and cash equivalents                         (4,541,630)             1,263,175


Cash and cash equivalents at beginning of the period               18,199,552            12,576,050

                                                             -----------------    ------------------
Cash and cash equivalents at end of period                   $     13,657,922     $      13,839,225
                                                             =================    ==================

TRICOM, S.A. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS


NOTE 1 - BASIS OF PRESENTATION

         The Company considers that all adjustments (all of which are normal recurring accruals) necessary for a fair statement of financial position and results of operations for these periods have been made; however, results for such interim periods are subject to audit. Results for such interim periods are not necessarily indicative of results for a full year.

NOTE 2 - GUARANTEE SUBSIDIARIES FINANCIAL INFORMATION

         The Company's 11-3/8% Senior Notes due 2004 are guaranteed fully, unconditionally and jointly and severally by each of the Company's restricted subsidiaries, as defined in the indenture for the Senior Notes, each of which is wholly owned by the Company.

         Summarized condensed consolidated financial information of TRICOM,
S. A. (Parent Company), the subsidiaries guarantors on a combined basis (GFN Comunicaciones, TRICOM Centroamerica, S. A., Call Tel, TRICOM USA and subsidiaries, Tricom Latinoamerica, S.A., Tricom, S.A. - Panama- and TCN Dominicana, S.A.), and the subsidiary not guarantor (Tricom Panama, S.A. - formerly Cellular Communications of Panama, S.A. -) at December 31, 2001 and March 31, 2002 for Balance Sheet Data and for the three month periods ended March 31, 2001 and 2002 for Statement of Operations and Cash Flow Data is as follows:

BALANCE SHEET DATA AT DECEMBER 31, 2001:

                                               Tricom, S.A.   Subsidiaries Subsidiaries Not Consolidating       Total
                        ASSETS                   Parent Co.    Guarantors     Guarantor      Adjustments     Consolidated
                        ------                 -------------  -------------  -------------  -------------   -------------
Current assets:
  Cash on hand and in banks                    $  11,200,148  $   1,182,280  $     193,622  $          --   $  12,576,050
  Accounts receivable, net                        87,640,800     17,706,131        835,546    (71,683,824)     34,498,653
  Other current assets                            27,076,558      2,287,371        365,075             --      29,729,004
                                               -------------  -------------  -------------  -------------   -------------
    Total current assets                         125,917,506     21,175,782      1,394,243    (71,683,824)     76,803,707

Property, plant and equipment, net               581,160,158    100,344,145      4,412,329             --     685,916,632

Other non-current assets                          84,173,618     16,452,492        799,973    (34,731,796)     66,694,287
                                               -------------  -------------  -------------  -------------   -------------
    Total assets                               $ 791,251,282  $ 137,972,419  $   6,606,545  $(106,415,620)  $ 829,414,626
                                               =============  =============  =============  =============   =============

         LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Notes Payable                                $ 158,259,504  $  15,424,951  $          --  $          --   $ 173,684,455
  Current portion of capital leases                6,643,766             --             --             --       6,643,766
  Accounts payable                                33,536,089     72,631,604      2,642,195    (71,683,824)     37,126,064
  Other current liabilities                       25,986,347      8,790,651        139,814             --      34,916,812
                                               -------------  -------------  -------------  -------------   -------------
    Total current liabilities                    224,425,706     96,847,206      2,782,009    (71,683,824)    252,371,097

  Other non-current liabilities                  313,291,919      8,340,609          6,511             --     321,639,039
                                               -------------  -------------  -------------  -------------   -------------

    Total liabilities                            537,717,625    105,187,815      2,788,520    (71,683,824)    574,010,136

Minority interest                                         --             --             --      1,870,833       1,870,833

Stockholders' equity                             253,533,657     32,784,604      3,818,025    (36,602,629)    253,533,657
                                               -------------  -------------  -------------  -------------   -------------

                                               -------------  -------------  -------------  -------------   -------------
Total liabilities and stockholder's equity     $ 791,251,282  $ 137,972,419  $   6,606,545  $(106,415,620)  $ 829,414,626
                                               =============  =============  =============  =============   =============

BALANCE SHEET DATA AT MARCH 31, 2002:

                                               Tricom, S.A.   Subsidiaries Subsidiaries Not Consolidating       Total
                        ASSETS                   Parent Co.    Guarantors     Guarantor      Adjustments     Consolidated
                        ------                 -------------  -------------  -------------  -------------   -------------
Current assets:
  Cash on hand and in banks                    $  12,985,979  $     852,226  $       1,020             --   $  13,839,225
  Accounts receivable, net                        80,742,680     13,825,639        134,706    (58,080,970)     36,622,055
  Other current assets                            24,564,729      4,895,354        272,531                     29,732,614
                                               -------------  -------------  -------------  -------------   -------------
    Total current assets                         118,293,388     19,573,219        408,257    (58,080,970)     80,193,894

Property, plant and equipment, net               580,257,154    100,530,331      5,449,147             --     686,236,632

Other non-current assets                          79,823,836     13,142,605        793,467    (25,653,300)     68,106,608

                                               -------------  -------------  -------------  -------------   -------------
    Total assets                               $ 778,374,378  $ 133,246,155  $   6,650,871  $ (83,734,270)  $ 834,537,134
                                               =============  =============  =============  =============   =============

         LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Notes Payable                                $ 128,314,168  $  16,988,325  $      58,836  $               $ 145,361,329
  Current portion of capital leases                1,838,827             --             --                      1,838,827
  Accounts payable                                12,743,672     67,379,052      4,086,951    (55,650,707)     28,558,968
  Other current liabilities                       18,076,769     11,966,008        142,059        190,800      30,375,636
                                               -------------  -------------  -------------  -------------   -------------
    Total current liabilities                    160,973,436     96,333,385      4,287,846    (55,459,907)    206,134,760

  Other non-current liabilities                  376,095,555      8,165,222                            --     384,260,777
                                               -------------  -------------  -------------  -------------   -------------

    Total liabilities                            537,068,991    104,498,607      4,287,846    (55,459,907)    590,395,537

Minority interest                                         --                                    1,158,183       1,158,183

Stockholders' equity                             241,323,570     28,747,549      2,363,025    (29,450,730)    242,983,414
                                               -------------  -------------  -------------  -------------   -------------

                                               -------------  -------------  -------------  -------------   -------------
Total liabilities and stockholder's equity     $ 778,392,561  $ 133,246,156  $   6,650,871  $ (83,752,454)  $ 834,537,134
                                               =============  =============  =============  =============   =============


STATEMENT OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2001:


                                        Tricom, S.A.      Subsidiaries    Subsidiaries Not    Consolidating        Total
                                         Parent Co.        Guarantors        Guarantor        Adjustments       Consolidated
                                        ------------      ------------      ------------      ------------      ------------
Operating revenues                      $ 44,008,281      $ 13,441,098      $         --      $         --      $ 57,449,379
Operating costs                           37,255,707        12,809,068                --                --        50,064,775
  Operating income                         6,752,573           632,030                --                --         7,384,603
                                        ------------      ------------      ------------      ------------      ------------

Other expense, net                        (9,051,148)         (338,090)               --                --        (9,389,238)

Earnings (loss) before income taxes
  and minority interest                   (2,298,575)          293,940                --                --        (2,004,635)

Income taxes                                      --            16,139                --                --            16,139

Minority interest                                 --                --                --                --                --

                                        ------------      ------------      ------------      ------------      ------------
Net earnings (loss)                     $ (2,298,575)     $    310,079      $         --      $         --      $ (1,988,496)
                                        ============      ============      ============      ============      ============


STATEMENT OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2002:

                                        Tricom, S.A.      Subsidiaries    Subsidiaries Not    Consolidating        Total
                                         Parent Co.        Guarantors        Guarantor        Adjustments       Consolidated
                                        ------------      ------------      ------------      ------------      ------------
Operating revenues                      $ 48,992,179      $ 25,327,962      $     84,954      $(10,354,461)     $ 64,050,634
Operating costs                           45,760,826        25,142,364         2,025,876       (10,354,461)       62,574,605
  Operating income                         3,231,353           185,598        (1,940,922)                          1,476,029
                                        ------------      ------------      ------------      ------------      ------------

Other expense, net                       (12,600,130)            1,261            (3,059)               --       (12,601,928)

Earnings (loss) before income taxes
  and minority interest                   (9,368,777)          186,859        (1,943,981)               --       (11,125,899)

Income taxes                                      --          (136,994)               --                --          (136,994)

Minority interest                                 --           712,650                --                --           712,650

                                        ------------      ------------      ------------      ------------      ------------
Net earnings (loss)                     $ (9,368,777)     $    762,515      $ (1,943,981)     $         --      $(10,550,243)
                                        ============      ============      ============      ============      ============


CASH FLOW DATA FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2001:

                                                       Tricom, S.A.     Subsidiaries Subsidiaries Not Consolidating       Total
                                                        Parent Co.      Guarantors      Guarantor      Adjustments     Consolidated
                                                       -------------   -------------  -------------   -------------   -------------
Net cash provided by (used in) operating
  activities                                           $ 11,633,471    $  1,726,030    $         --    $   --          $ 13,359,501
Net cash used in investing activities                   (32,455,704)     (1,523,066)                                    (33,978,770)
Net cash provided by financing activities                16,077,639              --                                      16,077,639

Effect of exchange rate changes on cash
  on hand and in banks                                           --              --              --        --                    --
                                                       ------------    ------------    ------------    ------          ------------

Net increase (decrease) in cash on
  hand and in banks                                      (4,744,593)        202,963              --        --           (4,541,630)

Cash on hand and in banks at beginning
  of the period                                          17,301,480         898,072              --        --           18,199,552
                                                       ------------    ------------    ------------    ------         ------------

Cash on hand and in banks at the end
  of the period                                        $ 12,556,887    $  1,101,035    $         --    $   --         $ 13,657,922
                                                       ============    ============    ============    ======         ============

CASH FLOW DATA FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2002:


                                                       Tricom, S.A.     Subsidiaries Subsidiaries Not Consolidating       Total
                                                        Parent Co.      Guarantors      Guarantor      Adjustments     Consolidated
                                                       -------------   -------------  -------------   -------------   -------------
Net cash provided by (used in) operating activities    $(63,587,127)   $ 32,711,812    $ 18,770,455    $   --         $(12,104,860)
Net cash used in investing activities                    50,860,379     (59,751,117)     (7,450,636)       --          (16,341,374)
Net cash provided by financing activities                18,761,432       3,497,341       7,450,636        --           29,709,409

Effect of exchange rate changes on cash
   on hand and in banks                                          --              --              --        --                   --
                                                       ------------    ------------    ------------    ------         ------------
Net increase (decrease) in cash on hand and in banks    (23,927,671)     (1,030,245)     26,221,091        --            1,263,175

Cash on hand and in banks at beginning of the period     10,849,939       1,726,111                                     12,576,050
                                                       ------------    ------------    ------------    ------         ------------

Cash on hand and in banks at the end of the period     $(13,077,732)   $    695,866    $ 26,221,091    $   --         $ 13,839,225
                                                       ============    ============    ============    ======         ============

ITEM 2.  INFORMATION ON THE COMPANY

OVERVIEW

         We are a leading full service communications provider in the Dominican Republic. We offer local, long distance, mobile, cable television entertainment, Internet and broadband data transmission services. Our wireless network covers approximately 90% of the population in the Dominican Republic. Our network providing local service is 100% digital, the only such network in the Dominican Republic. Telecommunications networks that employ digital technology can transmit higher quality signals at lower costs. We also own interests in undersea fiber optic cable networks that connect and transmit telecommunications signals between Central America, the Caribbean, the United States and Europe. Fiber optic cable is composed of glass strands and transmits telecommunications signals in the form of light. Through our subsidiary, TRICOM USA, Inc., we own telecommunication-switching facilities in New York, Miami and Puerto Rico. Using these facilities, we originate, transport and terminate international long-distance traffic. We are one of the few Latin American long distance carriers that are licensed by the U.S. Federal Communications Commission to use switching facilities that it operates to connect long distance traffic. Through our subsidiary, TCN Dominicana, S.A., we are the largest cable television operator in the Dominican Republic based on our number of subscribers and homes passed. We market our cable services under the brand name, "Telecable".

RECENT DEVELOPMENTS

         PANAMA IDEN SERVICES LAUNCH

         On April 8, 2002, we began to offer our iDEN(R) services in Panama. We have constructed an iDEN(R) network, at a cost at March 31, 2002 of approximately $40 million, in Panama City and Colon, the two largest cities in Panama, and in important transportation corridors in other parts of the country. We offer digital mobile integrated services, including two-way radio, paging and interconnect services. We plan to offer our digital services mainly to business customers, offering a wide range of bundled programs with different services and pricing plans, customized to meet our clients' specific needs. We are currently marketing our services through direct sales and intend to do so through independent dealers as well. However, pending litigation with cellular service providers in Panama may limit services that we can offer and impair our marketing efforts.

         NEW BASIS FOR DETERMINING INCOME TAX

         Since 1996, we have made payments in lieu of income tax to the Dominican government in accordance with the terms of our concession agreement. These payments equal 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international revenues.

         On June 4, 2002, a Presidential decree modified the tax system imposed on all telecommunication providers in the Dominican Republic by concession agreements (including by our 1996 concession agreement) in favor of the payment of a tax equal to the greater of 25% of net taxable income and 1.5% of gross revenues, which is the tax regime applicable to Dominican corporate taxpayers.

         Telecommunication providers in the Dominican Republic are required to adopt the current Dominican corporate tax regime effective January 1, 2003. Effective July 1, 2002, telecommunication providers in the Dominican

Republic may opt to continue making payments in lieu of income tax to the Dominican government through December 31, 2002.

         For 1999, 2000 and 2001, we made payments in lieu of income taxes of $12.8 million, $10.2 million and $12.6 million, respectively. Had we paid taxes for these years on the same basis as all Dominican corporate taxpayers, our taxes would have been $5.5 million, $3.4 million and $3.7 million, respectively, an aggregate tax payment savings of approximately $23 million.

         Our concession agreement also exempted us from the requirement to withhold 5% on interest and dividend payments made to non-Dominican taxpayers and 25% of payments for services made to non-Dominican vendors. This exemption also was eliminated by Presidential decree. We are required by the terms of various financings with non-Dominican lenders, including by our 11 3/8% Senior Notes due 2004, to pay the amount of the withholding tax on behalf of the lender so that the net amount it receives after such withholding or deduction will not be less than the amount the holder would have received if such taxes had not been withheld. For each of 1999, 2000, and 2001, this would have resulted in additional payments with respect to the 11 3/8% Senior Notes due 2004 of $1.14 million and approximately $474,000, $942,000 and $1.08 million, respectively, with respect to other borrowings.

         DIGITAL CABLE TELEVISION AND CABLE MODEM LAUNCH

         On June 17, 2002, we announced the launch of our digital cable television and high-speed Internet access over coaxial cable via cable modem. Digital cable television is an innovative broadcast technology that provides superior programming, movie-quality pictures, digital-quality sound, broadband services and a variety of other enhancements. TRICOM's digital cable television offering includes an on-screen interactive program guide, seventeen pay-per view channels, seven content rich-educational and informational resources channels, and 40 channels of commercial-free CD-quality music.

         A cable modem is a small box that connects a personal computer to the Internet via a local cable provider. Cable modems allow personal computer users to download information from on-line services at speeds one hundred times faster than the fastest telephone modems currently in use. TRICOM's cable modem service is targeted to high-income metropolitan households and business users, the most important potential buyers of high-speed Internet service. TRICOM's cable modem service packages will offer several bandwidth and pricing options.

     ITEM 3.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

REVENUE OVERVIEW

         We derive our operating revenues primarily from toll revenues, international revenues, local services, cellular and PCS services, cable television services, the sale of equipment and installations. The components of each of these services are as follows:

         Toll revenues are amounts we receive from our customers in the Dominican Republic for international and domestic long distance calls, as well as interconnection charges received from Codetel, the incumbent local service provider, and other carriers, for calls that originate in or transit their networks but terminate in our network. Toll revenues are generated by residential and commercial customers, calling card users, cellular and PCS subscribers and retail telephone centers, and large corporate accounts. Toll revenues are recognized as they are billed to customers, except for revenues from prepaid calling cards, which are recognized as the calling cards are used or expire.

         International revenues represent amounts recognized by us for termination of traffic from foreign telecommunications carriers to the Dominican Republic. Traffic is based on the minutes that the foreign telecommunications companies have terminated in the Dominican telecommunications network, either on our own network or on Codetel's network, including revenues derived from our U.S.-based international long distance prepaid calling cards.

         Local service revenues consist of monthly fees, local measured service and local measured charges for value-added services, including call forwarding, three-way calling, call waiting and voicemail, as well as calls made to cellular users under the calling-party-pays system and revenues from other miscellaneous local access services. Local measured service includes monthly phone line rental for a specified number of calls within a defined area, plus a charge for additional calls.

         Data and Internet revenues consist of fixed monthly fees received from our residential and corporate customers for high speed broadband data transmission and Internet connectivity services, including traditional dial-up connections, dedicated lines, private networks, frame relay, digital subscriber lines, or xDSLs, that provide high-bandwidth transmission of voice and data over regular telephone lines and very small aperture terminals, or VSATs, relatively small satellite antennas used for high speed satellite-based single to multiple point data transmissions, including for the internet.

         Cellular and PCS revenues represent fees received for mobile cellular and PCS services, including interconnection charges for calls incoming to our cellular and PCS subscribers from other companies' subscribers. Cellular and PCS revenues do not include fees received for international long distance calls generated by our cellular and PCS subscribers. Cellular and PCS fees consist of fixed monthly fees, per minute usage charges and additional charges for value-added services, including call waiting, call forwarding, three-way calling and voicemail, and for other miscellaneous cellular and PCS services.

         Paging revenues consist of fixed monthly charges for nationwide service and use of paging equipment and activation fees. Beginning in 1999, we determined that paging will not play a major role in our future marketing programs.

         Revenues from the sale of equipment consist of sales fees for customer premise equipment, including private automatic branch exchanges, which are small versions of a phone company's central switching system often used by private companies, and key telephone systems, residential telephones, cellular and PCS handsets and paging units.

         Installation revenues consist of fees we charge for installing local access lines, private branch exchanges and key telephone systems as well as fees for activating cellular and PCS phones.

         Beginning with January 1, 2000, we have recognized these revenues over the estimated period in which, based on our experience, we retain such clients. Initially we estimated this period as 35 months. Effective October 2, 2001, we revised this period to 24 months, based on our experience with clients. In prior periods, we recognized these revenues when they were collected.

         Cable television revenues consist of monthly fees derived from basic programming, expanded basic programming, premium services, digital music services, Internet access, installation and revenues from advertising sales to national advertisers on non-broadcast channels we carry over our cable communications systems. Cable television revenues are recognized when the service is provided.

         Other revenues consist of revenues that are not generated from our core businesses, including commissions received for providing package handling services for a courier and commissions received for collection services for utility companies.

         The following table sets forth each category of revenues as a percentage of total operating revenues for the period indicated:

                                                             THREE MONTHS
                                                                ENDED
                                                              MARCH 31,
                                                     ---------------------------
                                                          2001          2002
                                                          ----          ----
Toll revenues.................................            13.0%          9.9%
International revenues .......................            34.2          33.2
Local service.................................            25.8          26.2
Data and Internet.............................             3.2           3.7
Cellular and PCS..............................            15.4          14.8
Paging........................................             0.5           0.3
Sale and lease of equipment...................             2.5           1.4
Installation and activation fees..............             5.2           2.2
Cable revenues................................             -             8.2
Other.........................................             0.1           0.0
----------------
Note: Percentages may not add up to 100% due to rounding.

         The following table sets forth certain items in the statements of operations expressed as a percentage of total operating revenues for the period indicated:

                                                             THREE MONTHS
                                                                ENDED
                                                              MARCH 31,
                                                     ---------------------------
                                                          2001          2002
                                                          ----          ----
Operating costs...................................        87.1%         97.7%
Operating income..................................        12.9           2.3
Interest expense, net.............................        16.4          20.5
Other income (expenses)...........................       (16.3)        (19.7)
Earnings (loss) before income taxes and
minority interest ................................        (3.5)        (17.4)
Net earnings (loss)...............................        (3.5)        (16.5)
EBITDA............................................        39.9          31.4

THREE MONTHS ENDED MARCH 31, 2002 COMPARED TO THREE MONTHS ENDED MARCH 31, 2001

         OPERATING REVENUES. Our total operating revenues increased 11.5% to $64.1 million during the 2002 first quarter from $57.4 million for the 2001 first quarter. This growth stemmed primarily from revenues from cable television services which business we acquired in October 2001, and increases in revenues from local service, international long distance, wireless, and data and Internet services, offset, in part, by decreased toll and installation and activation revenues.

         TOLL. Toll revenues decreased 15.1% to $6.3 million during the 2002 first quarter from $7.5 million for the 2001 first quarter, primarily as a result of lower revenues derived from outbound international long distance minutes.

         Revenues from outbound international calls decreased by 26.9% to $2.7 million during the 2002 first quarter from $3.6 million for the 2001 first quarter, primarily as a result of lower outbound long distance traffic volume combined with a decrease in the price per minute for outbound international calls for residential and commercial customers. Outbound international minutes decreased by 7.2% to 7.8 million minutes in the 2002 first quarter from 8.4 million minutes during the 2001 first quarter, reflecting decreased traffic volume from calling cards and residential customers. The average price per minute for outbound international calls declined to $0.41 in the 2002 first quarter from $0.67 in the 2001 first quarter.

         Revenues from interconnection charges increased 8.2% to $2.2 million during the 2002 first quarter from $2.0 million in the 2002. The increase in interconnection charges reflected the growth in our local access subscription base, as well as continued growth in the Dominican telephony markets.

         Domestic long distance revenues increased 3.3% to $1.3 million during the 2002 first quarter from $1.2 million in the 2001 first quarter. Domestic long distance minutes increased by 1.7% to 12.8 million minutes during the 2002 first quarter from 12.6 million minutes during the 2001 first quarter. The increase in domestic long distance minutes resulted from higher traffic volume from our retail call centers. The increase in domestic long distance minutes was offset in part by an approximate 19% decrease in the average price per minute for domestic long distance calls during the 2002 first quarter. Pending regulatory proposals that would divide the Dominican Republic into five zones and provide that intra-zone calls are local could have the effect of decreasing rates for some calls, if the regulations are adopted.

         INTERNATIONAL. Our international revenues increased 8.2% to $21.3 million in the 2002 first quarter from $19.7 million in the 2001 first quarter, primarily as the result of higher traffic derived from our U.S.-based international long distance prepaid cards and increased inbound traffic to direct-route destinations. The revenue increase was achieved despite the continued trend of decreasing settlement rates for traffic between the United States and the Dominican Republic. Our average settlement rate was $0.062 per minute during the 2001 first quarter and $0.048 per minute during the 2002 first quarter.

         Total minutes from our U.S.-based international long distance prepaid cards increased by 33.5% to 57.2 million minutes in the 2002 first quarter from
42.8 million during the 2001 first quarter. Revenues from our U.S. based international long distance prepaid calling cards increased by 20.5% to $8.5 million in the 2002 first quarter from $7.1 million in the 2001 first quarter. Inbound minutes increased by 32.3% to 210.3 million minutes in the 2002 first quarter from 151 million minutes in the 2001 first quarter. TRICOM USA accounted for approximately 84.9% of our total inbound minutes in the 2002 first quarter compared to 77.3% in the 2001 first quarter.

         LOCAL SERVICE. Local service revenues increased 13.1% to $16.8 million during the 2002 first quarter from $14.8 million in the 2001 first quarter, primarily as the result of the continued growth in the number of lines in service. At March 31, 2002, we had 185,201 lines in service compared to 156,237 lines in service at March 31, 2001. In the 2002 first quarter, we added 7,849 net lines compared to 8,015 net lines added in the 2001 first quarter.

         As a result of a higher number of lines in service, measured local service revenues increased by 14.9% to $3.5 million in the 2002 first quarter from $3.0 million in the 2001 first quarter. Revenues from monthly fees increased by 4.2% to $10.2 million in the 2002 first quarter from $9.8 million in the 2001 first quarter. Revenues derived from cellular calls under the calling-party-pays system increased by 48.2% to $2.0 million in the 2002 first quarter from

$1.3 million in the 2001 first quarter. Our average monthly churn rate for local service was 1.3% in the 2002 first quarter compared to 2.4% in the 2001 first quarter. We calculate our average monthly churn rate by dividing the number of subscribers disconnected during a given period by the sum of subscribers at the beginning of each month during such period.

         DATA AND INTERNET. Data and Internet service revenues increased 29.6% to $2.4 million in the 2002 first quarter from $1.9 million in the 2001 first quarter, primarily as the result of the continued growth in the number of data and Internet subscribers. The number of our data and Internet subscribers grew to 9,672 at March 31, 2002 compared to 7,171 at March 31, 2001, a 34.9% increase year-over-year. Revenues from monthly fees increased by 6.2% to $1.7 million in the 2002 first quarter from $1.6 million in the 2001 first quarter.

         CELLULAR AND PCS. Our cellular and PCS revenues grew 6.9% to $9.5 million in the 2002 first quarter from $8.9 million in the 2001 first quarter. The growth in our wireless operations was the result of a 35.5% increase in subscribers. At March 31, 2002, we had 388,317 cellular and PCS subscribers compared to 286,506 at March 31, 2001. As a result of a higher average subscriber base, minutes of usage increased 11.3% to 54.5 million minutes in the 2002 first quarter from 49.0 million minutes in the 2001 first quarter. The increase in minutes of usage was offset in part by an approximate 7% decrease in the average price per minute during the 2002 first quarter, reflecting increased price competition in the market.

         We attribute the substantial growth of our subscriber base to the continued success of our prepaid cellular program. Prepaid cellular and PCS services generated approximately 73% of our total minutes of use and 72% of total cellular and PCS revenues in the 2002 first quarter compared to approximately 69% of our total minutes of use and 70% of our total cellular and PCS revenues in the 2001 first quarter. Prepaid revenues increased by 14.1% to $6.9 million in the 2002 first quarter from $6.1 million in the 2001 first quarter. Our average monthly churn rate for cellular and PCS services decreased to 4.3% in the 2002 first quarter from 8.3% in the 2001 first quarter reflecting primarily our decision to disconnect low-usage prepaid subscribers.

         PAGING. Paging revenues decreased 39.7% to $.2 million in the 2002 first quarter from $.31 million in the 2001 first quarter, primarily as a result of the Company's decision to focus on having new customers move away from paging services and into prepaid cellular services. At March 31, 2002, we had 10,988 paging subscribers compared to 20,277 paging subscribers at March 31, 2001. Our average monthly churn rate for paging services increased to 3.5% in the 2002 first quarter from 2.5% in the 2001 first quarter.

         SALE OF EQUIPMENT. Revenues from the sale of equipment decreased 35.8% to $926,000 in the 2002 first quarter from $1.4 million in the 2001 first quarter, primarily as a result of lower sales of customer premise equipment and cellular and PCS handsets. We have entered into arrangements for the distribution of cellular and PCS services through major electronics retailers. These arrangements have decreased equipment sales revenues but we believe added subscribers and contribute to increased cellular and PCS service revenues.

         INSTALLATION AND ACTIVATION FEES. Installation and activation revenues decreased 52.7% to $1.4 million in the 2002 first quarter from $3.0 million in the 2001 first quarter. The decrease in installation and activation revenues reflect the effect of a change in accounting policy for the recognition of revenue from installations and activations over the period in which we retain our clients (See "Critical Accounting Policies"), as well as lower revenues derived from lower average activation fees charged for cellular and PCS services. In response to competition, recently we have not charged activation fees for new cellular and PCS customers.

         CABLE TELEVISION. In the fourth quarter of 2001, we acquired the shares of TCN Dominicana, S.A., a wholly-owned subsidiary of Telecable Nacional, C. por A., that owns and operates the largest multi-channel system in the Dominican Republic's pay-TV market including the concession granted by the Dominican government to operate a cable system. Revenues from cable television services totaled $5.3 million in the 2002 first quarter, primarily from basic and premium programming services and advertising sales. At March 31, 2002, we had 67,659 cable subscribers, including 60,087 basic and premium subscribers, and 7,572 commercial rooms, which include commercial establishments (for example, any hotel or motel) or multiple dwelling units (for example, any apartment building or hospital), for which we receive a bulk rate for basic cable service offered by us. During the 2002 first quarter we had 3,193 net additions for basic and premium cable service. Programming services revenues totaled $3.8 million in the 2002 first quarter. Advertising revenues totaled $1.6 million in the 2002 first quarter.

         OPERATING COSTS. Major components of operating costs are:

         - transport and access charges (formerly referred to as satellite connection and carrier costs), which include amounts paid to foreign carriers for our use of their networks for termination of outbound traffic;

         - interconnection costs, which are access charges paid primarily to Codetel and payments for international satellite circuit leases;

         - programming costs, which are amounts paid to programming providers for licenses to broadcast on our cable television network basic and premium programming and other content;

         - depreciation of network and non-network equipment and leased terminal equipment;

         -        expenses in lieu of income tax; and

         - selling, general and administrative expenses, which include salaries and other compensation to personnel, building occupancy and maintenance expenses, marketing expenses, commissions and other related costs.

         Our operating costs increased to $62.6 million in the 2002 first quarter from $50.1 million in the 2001 first quarter. These results reflect higher selling, general and administrative expenses primarily from increased commissions due to the growth of our retail prepaid card operations in the United States. It also reflects network and non-network depreciation expenses resulting from a higher depreciable capital base as a result of our capital investment and domestic and international network expansion programs. As a percentage of revenues, operating costs increased to 97.7% in the 2002 first quarter from 87.1% in the 2001 first quarter.

         TRANSPORT AND ACCESS CHARGES. Transport and access charges costs increased by 13.7% to $18.2 million in the 2002 first quarter from $16.0 million in the 2001 first quarter, primarily as a result of increased outbound carrier costs and higher interconnection costs. Outbound carrier costs increased by 13.1% to $7.9 million in the 2002 first quarter from $7.0 million in the 2001 first quarter, reflecting higher average cost per minute for outbound international calls. Interconnection costs increased by 12.8% to $7.3 million in the 2002 first quarter from $6.4 million in the 2001 first quarter as the result of a higher volume of traffic terminating in other networks.

         PROGRAMMING COSTS. Programming costs totaled $1.2 million in the 2002 first quarter, primarily related to signals and programming content.

         NETWORK DEPRECIATION AND NON-NETWORK DEPRECIATION EXPENSE. Network depreciation increased 29.8% to $13.0 million in the 2002 first quarter from $10.0 million in the 2001 first quarter, as a result of a higher depreciable asset base due to the continued investments in our local and international networks, including telecommunications equipment and facilities. Non-network depreciation expense with respect to other fixed assets increased 49.1% to $3.1 million in the 2002 first quarter from $2.1 million in the 2001 first quarter.

         EXPENSE IN LIEU OF INCOME TAXES. We make payments to the Dominican government in lieu of income tax equal to 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international revenues. Expense in lieu of income taxes also includes a tax of 2% on international settlement revenues collected. Expense in lieu of income taxes during the 2002 first quarter decreased by 38.1% to $2.1 million from $3.3 million in the 2001 first quarter, as a result of lower tax accruals in the area of prepaid card commissions in order to bring the cost more inline with the actual tax payment process.

         SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses, excluding non-network depreciation expense, increased 37.9% to $23.2 million in the 2002 first quarter from $16.9 million in the 2001 first quarter. The increase in the amount of selling, general administrative expenses reflects a greater amount of other expenses, higher marketing expenses, and increased commissions paid to wholesale distributors of prepaid cards, as a result of a higher number of prepaid cards sold in the United States and the expansion of our prepaid cellular subscriber base in the Dominican Republic.

         Other expenses increased 36.6% to $4.4 million in the 2002 first quarter from $3.2 million in the 2001 first quarter primarily as a result of higher legal, maintenance and repair of equipment expenses. Marketing expenses increased by 119.5% to $1.9 million in the 2002 first quarter from $849,000 in the 2001 first quarter. Commissions paid to wholesale distributors of prepaid cards increased 18.6% to $6.2 million in the 2002 first quarter from $5.3 million in the 2001 first quarter. At March 31, 2002, we had 1,756 employees compared to 1,677 employees at March 31, 2001. Salaries and other compensation to personnel increased by 1.4% to $7.7 million in the 2002 first quarter from $7.6 million in the 2001 first quarter.

         As a percentage of total operating revenues, selling, general and administrative expenses, excluding non-network depreciation expense, increased to 36.3% in the 2002 first quarter compared to 29.3% in the 2001 first quarter.

         COST OF EQUIPMENT AND OTHER COSTS. Cost of equipment sold, which consists of the cost of sale of customer premise equipment, including private branch exchanges and key telephone systems, as well as cellular and PCS handsets, decreased by 34.2% to $1.1 million in the 2002 first quarter from $1.7 million in the 2001 first quarter. Other costs, which consist of the cost of sale of prepaid services, increased to $240,000 in the 2002 first quarter from $13,000 in the 2001 first quarter.

         OPERATING INCOME. Operating income decreased to $1.5 million in the 2002 first quarter compared to $7.4 million in the 2001 first quarter. Operating income as a percentage of total operating revenues decreased to 2% in the 2002 first quarter from 13% in the 2001 first quarter.

         OTHER INCOME (EXPENSES). Other expenses increased to $12.6 million in the 2002 first quarter from $9.4 million in the 2001 first quarter, reflecting increased interest expenses resulting from higher average aggregate amount of outstanding debt. We incurred debt primarily to purchase network and telecommunications equipment.

         NET EARNINGS (LOSS). Net loss totaled $10.6 million, or $0.24 per share, in the 2002 first quarter compared to a net loss of $2.0 million, or $0.07 per share, in the 2001 first quarter.

         EBITDA. Earnings before interest and other income, taxes and depreciation and amortization decreased by 12.3% to $20.1 million in the 2002 first quarter from $22.9 million in the 2001 first quarter. We calculate earnings before interest and other income and expenses, taxes and depreciation and amortization prior to the deduction of payments to the government in lieu of income taxes.

ACCOUNTING PRONOUNCEMENTS

         In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations ("SFAS 141") and No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we are required to adopt SFAS 142 effective January 1, 2002.

CRITICAL ACCOUNTING POLICIES

         REVENUE RECOGNITION

         During the year ended December 31, 2000, we adopted the U.S. Securities and Exchange Commission's Staff Accounting Bulletin No. 101 concerning the recognition of revenue. This pronouncement provides that we


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


recognize net revenues from installations and activations over the period in which we retain our clients. At the time we adopted SAB 101, we charged activation and installation fees to subscribers for cellular and PCS services and for local access lines. In preparing our financial statements for the year ended December 31, 2000, we estimated that the average service life for our customers that we charged activation and installation fees was 35 months. We based our estimate of average service life on our experience during the preceding five years, which included periods in which we were initiating and developing these service offerings.

         Effective October 1, 2001, we updated our estimate of the average service life for our customers from 35 to 24 months. We based our revision on our experience during the preceding three years, which we regarded as more representative of current market conditions. The number of wireless subscribers and subscribers for local access lines increased substantially during that period. We also face increased competition, particularly in the wireless markets in which there have been new market entrants since 2000, which have captured significant market share. As a result of these and other factors, our average monthly disconnection or churn rate increased during 2001. We expect these factors to continue to affect our ability to retain customers. As revised, for 2000 and 2001, we recognized revenue of $8,940,040 and $7,512,759 associated with the accounting change from the adoption of SAB 101.

         Based upon recent market trends to reduce activation fees for wireless and local service, we anticipate that our activation fees and deferred revenue may decrease in the future. In addition, in October 2001, we acquired TCN Dominicana, the largest operator of cable television systems in the Dominican Republic, which we operate under the name Telecable. Telecable did not consistently charge fees for the installation and activation of cable service before we acquired it. We currently charge a $50 installation fee. We will apply Staff Accounting Bulletin 101 to the recognition of installation and activation fees from cable services beginning in 2002. However, we do not have sufficient experience to determine the average customer service life for cable subscribers.

         LONG-LIVED ASSETS

         The Company's long-lived assets include property and equipment, in service, under construction or development and held for disposal, as well as goodwill and identifiable intangible assets to be held and used.

         Property and equipment in service is stated at historical costs. Costs associated directly with network construction, service installations and development of business support systems and interest expense incurred during the construction period are capitalized. Depreciation is calculated on a straight-line basis over the estimated useful lives of assets. The estimated useful life of telecommunications networks is 15 years and 3 to 10 years for furniture fixtures, equipment and other. These useful lives are determined based on historical usage with consideration given to technological changes, trends in the industry and other economic factors that could impact the network architecture and asset utilization. Assets held for disposal or sale are stated at the estimated proceeds from the sale, less costs to sell.

         The Company provides for the impairment of long-lived assets, including goodwill, pursuant to SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to be Disposed of", which requires that long-lived assets and certain identifiable intangible held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an assets may not be recoverable. Such events include, but are not limited to, a significant decrease in market value of an asset, a significant adverse change in the business climate that could affect the value of an asset or a current period operating or cash flow loss combined with a history of operating or cash flow losses. An impairment loss is recognized when estimated undiscounted future cash flows, before interest, expected to be generated by the assets are less than its carrying value.

         We adopted the provisions of SFAS No. 142 on January 1, 2002. SFAS No. 142 no longer requires the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this statement. In accordance with the new rules, starting January 1, 2002, we are no longer amortizing goodwill, acquired intangible assets, which we determined, have an indefinite life. The Company's amortization of goodwill for the year ended December 31, 2001 totaled approximately $47,000. Currently, we do not believe that the provisions of SFAS 142 will have a significant effect on our results of operations and financial position.

EFFECTS OF INFLATION

         The annual inflation rate in the Dominican Republic was 5.1% for 1999, 9.0% for 2000 and 4.4% for 2001. The effects of inflation on our operations have not been significant.

LIQUIDITY AND CAPITAL RESOURCES

         Substantial capital is required to expand and operate our telecommunications networks. For the first three months of 2002, we made capital expenditures of $16.4 million for the installation of additional local access lines, enhancement of our cellular and PCS network, expansion of international facilities and other network improvements, primarily in the Dominican Republic. We currently anticipate making capital expenditures of approximately $65 million in 2002 to increase capacity and coverage in our local access and mobile networks, continue the rollout of our bi-directional cable network to support the deployment of digital and interactive services, expand our international facilities to support increased traffic volume, expand our local network, other international expansion and to deploy our iDEN(R) based network in Panama. However, the amounts to be invested for these purposes, particularly in Panama, will depend upon a number of factors, including primarily the demand for our services. We currently do not intend to develop an iDEN(R) based network elsewhere in Central America in 2002.

         We have satisfied our working capital requirements and funded capital expenditures from cash generated from operations, short and long-term borrowings, trade finance, capital leases, vendor financing and equity and debt issuances. We believe our cash generated by operations and borrowings available to us will be sufficient to fund our expected capital expenditures through the end of 2002. We frequently evaluate potential acquisitions and joint venture investments. Acquisitions or investments may require us to obtain additional financing. There can be no assurance that additional funding sources will be available to us on terms, which we find acceptable, or at all.

         Net cash provided by operating activities was $13.4 million for the first three months of 2001 compared to net cash used of $12.6 million for the first three months of 2002. We had net accounts receivable of $32.5 million and $36.6 million at December 31, 2001 and March 31, 2002, respectively. The increase in accounts receivables was primarily the result of the integration of our cable television operations.

         Our indebtedness was approximately $527.9 million at March 31, 2002, of which $200.0 million was our 113/8% senior notes due 2004, $180.7 million was long-term borrowings and capital leases, with maturities ranging from fifteen months to six years, and $147.2 million was short-term bank loans, commercial paper, short-term telecommunications equipment trade financings and current portion of capital leases and of long-term debt. At March 31, 2002, our U.S. dollar borrowings, other than the 11 3/8% senior notes due 2004, had interest rates ranging from 4.19% per annum to 13.33% per annum, and our peso borrowings had interest rates ranging from 17% per annum to 23% per annum. At March 31, 2002, our U.S. dollar borrowings, other than the 11 3/8% senior notes due 2004, totaled $293.4 million and our peso borrowings totaled $34.5 million.

         We have credit facilities, including short-term facilities with Dominican banks, which, in the aggregate, permit us to borrow up to $321.5 million. At March 31, 2002, there was $280.6 million outstanding under these facilities. We had approximately $41.0 million available for borrowing under these facilities, of which $33.2 million was under facilities with maturities of less than one year.

         At March 31, 2002, we had $95.8 million of short-term and long-term approved credit facilities with Dominican banks and institutions and $225.7 million of U.S. dollar-denominated approved credit facilities with international banks. In addition, at March 31, 2002, the Company had in place a $51 million dollar-denominated and peso-denominated commercial paper program in the Dominican Republic. At March 31, 2002, we had outstanding $47.3 million under such program. The proceeds from the issuance of commercial paper have been used to finance the purchase of telecommunications related assets.

         At March 31, 2002, our current liabilities exceeded our current assets by $125.9 million. This reflects our short-term borrowings in the Dominican Republic with related companies, local and international banks. Dominican banks lend on a short-term basis in order to negotiate interest rates should market conditions change, without necessarily demanding the repayment of credit facilities. It is our belief that the existence of negative working capital does not affect adversely the continuity of our business. In the first quarter of 2002, we restructured approximately $77.0 million of our short-term debt to long-term debt. We extended the maturities of our short-term borrowings with five Dominican financial institutions for periods from fifteen months to six years. The refinanced debt has interest rates ranging from 10.75% per annum to 13.33% per annum. The Company provided security to two financial institutions consisting of liens on telecommunications equipment and mortgages for approximately $19.0 million.

         We will seek additional credit facilities with international banks to refinance our short-term credit facilities. During 2000, we obtained credit guarantees from Export-Import Bank of the United States of up to $56 million for loans made by The International Bank of Miami, N.A. to be used for purchases of communications equipment and material from Motorola and other U.S. suppliers. At March 31, 2002, the amount of $49.4 million has been disbursed under this facility. The credit guarantees expire on July 1, 2002 and outstanding disbursements will be repayable up to a five-year period

         The following table contains certain information concerning the Company's material contractual obligations at March 31, 2002.


                                                                    PAYMENTS DUE BY PERIOD
-----------------------------------------  --------------------------------------------------------------------------
      CONTRACTUAL CASH OBLIGATIONS               TOTAL         LESS THAN 1  1 - 3 YEARS   4 - 5 YEARS  AFTER 5 YEARS
                                                                  YEAR
-----------------------------------------  ------------------ -------------------------------------------------------
Short-Term Debt                            $     147.2            147.2          -             -             -
Long-Term Debt                                   365.7              -          329.3          35.3          1.1
Capital Lease Obligations                        15.0               -           9.8           5.2            -
Operating Leases                                   -                -            -             -             -
Unconditional Purchase Obligations                 -                -            -             -             -
Other Long-Term Obligations                        -                -            -             -             -
                                           --------------------------------------------------------------------------
TOTAL CONTRACTUAL CASH OBLIGATIONS        $      527.9            147.2        339.1          40.5          1.1
                                           ==========================================================================


         At December 31, 2001, our 11 3/8% senior notes due 2004 are rated B1 (with a stable outlook) by Moody's Investors Service ("Moody's") and B+ (with a positive outlook) by Standard & Poor's ("S&P"). On March 26, 2002, S&P reaffirmed its B+ rating of our 11 3/8% senior notes due 2004 and lowered its outlook from positive to stable. On April 30, 2002, Moody's lowered the rating of our 11 3/8% senior notes due 2004 to B3 and lowered its outlook from stable to negative. On May 31, 2002, S&P lowered the rating of our 11 3/8% senior notes due 2004 to B and lowered its outlook from stable to negative. Our domestic commercial paper program is not rated by either Moody's or S&P.

ITEM 4.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The following discussion about market risks to certain financial instruments includes "forward-looking" statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

         We are exposed to market risks from adverse changes in interest rates and foreign exchange rates. We do not hold or issue financial instruments for trading purposes.

INTEREST RATE RISKS

         Our interest expense is sensitive to changes in the general level of interest rates in the United States and in the Dominican Republic. At March 31, 2002, we had outstanding $200 million aggregate principal amount of senior notes. The senior notes bear interest at fixed rate of 11 3/8% per annum and mature in the year 2004. The fair value of the senior notes was approximately $144 million at March 31, 2002. The senior notes are U.S. dollar denominated.

         Our primary exposure to market risk for changes in interest rates relates to our short-term borrowings from Dominican banks. Primary exposure is based on the potential of short-term interest rate variation, not on exposure to changes in fair market value of our long-term debt. At March 31, 2002, we had $327.9 million outstanding of short-term and long-term borrowings, other than our 11 3/8% senior notes due 2004 but including trade finance, of which $293.4 million was U.S. dollar denominated, and the remaining $34.5 million was Dominican peso denominated. Of the $293.4 million of U.S. dollar dominated debt, $60.6 million was borrowed from Dominican banks, $47.3 million was commercial paper outstanding issued in Dominican markets, while the remaining $185.4 million was borrowed from international banks. Of the total $327.9 million outstanding, $287.6 million had fixed interest rates, while the remaining $40.3 million had variable interest rates. During the first three months of 2002, our short-term and long-term U.S. dollar denominated borrowings bore interest at rates ranging from 4.19% per annum to 13.33% per annum. During the first three months of 2002, our short-term and long-term Dominican peso denominated borrowings bore interest at rates ranging from 17% per annum to 23% per annum. A 10% increase in the average rate for our variable rate debt would have increased our loss for the 2002 first quarter by approximately $838,000.

     FOREIGN EXCHANGE RISKS

         We are subject to currency exchange risks. During the 2002 first quarter, we generated revenues of $21.3 million in U.S. dollars and $42.8 million in Dominican pesos. In addition, at March 31, 2002, we had $293.4 million of U.S. dollar-denominated debt outstanding, excluding the $200.0 million principal amount of the 113/8% senior notes due 2004.

         The impact of changes in foreign exchange rates is determined by measuring the effect of percentage changes in the range of rates during the year for our Dominican peso denominated assets and liabilities. The model reflects the weighted average change in exchange rates as resulting in the same percentage change in foreign exchange gains or losses.

         Dominican foreign exchange regulations require us and other telecommunications companies to convert all U.S. dollar revenues into Dominican pesos at the official exchange rate, and to purchase US dollars at the private market exchange rate. Although the official exchange rate now fluctuates and is tied to the private market rate, the official exchange rate tends to be lower than the private market rate. During the first three months of 2002, the average official exchange rate was RD$17.11 per $1.00 while the average private market rate was RD$17.43 per $1.00.

         Our functional currency is the U.S. dollar and, as a result, we must translate the value of Dominican peso-denominated assets into U.S. dollars when compiling our financial statements. This translation can create foreign exchange gains or losses depending upon fluctuations in the relative value of the Dominican peso against the U.S. dollar. During the first three months of 2002, we recognized an approximate $177,000 foreign exchange loss. If the

Dominican peso had devalued by an additional 10% against the U.S. dollar on average in the 2002 first quarter, then we would have realized an additional foreign exchange loss of approximately $17,700.



                                    PART II
                               OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

         The following is a description of certain recent developments in litigation previously reported by us:

         ALL AMERICA CABLES & RADIO LITIGATION

         On May 31, 2002, the United States Federal Communications Commission ("FCC") dismissed with prejudice on grounds of international comity the complaint of Centennial Communications Corp. ("Centennial") and its affiliates against Tricom USA, Inc. The complaint alleged, inter alia, that Tricom USA, Inc. violated the U.S. Telecommunications Act and FCC rules by accepting from its parent company in the Dominican Republic, Tricom, S.A., unfairly favorable rates, terms and conditions relating to interconnection and international call termination in the Dominican Republic.

         In August 2001, Indotel, the Dominican telecommunications regulator, in response to a complaint filed by AACR, issued an order declaring that Tricom, S.A. is not dominant in the Dominican market and that the interconnection agreement Tricom, S.A. offered to AACR was not discriminatory. In September 2001, Indotel ordered the parties to enter into an interconnection agreement on substantially the terms and conditions that Tricom, S.A. proposed. On November 13, 2001, Indotel informed the parties that it would impose monetary sanctions on AACR if it did not execute the interconnection agreement that Tricom, S.A. had proposed. On November 19, 2001, AACR signed the interconnection agreement.

         Except as previously reported, there are no other legal proceedings to which we are a party, other than routine litigation incidental to our business which is not otherwise material to our business or financial condition.


ITEM 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS

         NONE.

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES

         None.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         None.

ITEM 5.  OTHER INFORMATION

         None.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 6-K

         (a)      Exhibits.

                  None.

         (b) Report on Form 20-F. The Company filed with the Securities and Exchange Commission a Report on Form 20-F on May 31, 2002, reporting the Company's results of operations for the year ended December 31, 2001.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        TRICOM, S.A




Dated: June 26, 2002                    By:  s/ CARL CARLSON
                                             ---------------
                                             Carl Carlson
                                             Executive Vice President
                                             and Member of the
                                             Office of the President





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